Exhibit 4.5

EMERGENT BIOSOLUTIONS INC.

AMENDED EMPLOYEE STOCK PURCHASE PLAN

The purpose of this Amended Plan (the “Plan”) is to provide eligible employees of Emergent BioSolutions Inc. (the “Corporation”) and certain of its subsidiaries with opportunities to purchase shares of the Corporation’s common stock, $0.001 par value (the “Common Stock”). Three million (3,000,000) shares of Common Stock in the aggregate have been approved for this purpose, subject to any adjustment pursuant to Section 16 hereof. The Plan was originally adopted by the board of directors of the Company (the “Board”) on March 5, 2012 and approved by the stockholders on May 17, 2012, amended by the Board of Directors on March 20, 2014, amended by the Board of Directors on March 22, 2023 and approved by the stockholders on May 25, 2023. This Plan is intended to qualify as an “employee stock purchase plan” as defined in Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations issued thereunder, and shall be interpreted consistent therewith.

1.	Definitions.

(a)	“Acquisition Price” shall have the meaning set forth in Section 16(b)(ii).

(b)	“Board” shall mean the board of directors of the Corporation.

(c)	“Code” shall have the meaning set forth in the Preamble.

(d)	“Committee” shall mean the Compensation Committee of the Corporation.

(e)

“Compensation” shall mean the amount of money reportable on the employee’s Federal Income Tax Withholding Statement, excluding all of the following: overtime, shift premium, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances for travel expenses, income or gains associated with the grant or vesting of restricted stock or restricted stock units, income or gains on the exercise of Corporation stock options or stock appreciation rights, and similar items, whether or not shown or separately identified on the employee’s Federal Income Tax Withholding Statement. Notwithstanding the foregoing, Compensation may include in the case of salespersons, sales commissions to the extent determined allowable by the Plan Manager.

(f)	“Corporation” shall have the meaning set forth in the Preamble.

(g)

“December Plan Period” shall mean the Plan Period commencing on December 1 and ending on May 31, provided that the Plan Manager shall have the authority to change the start and/or end date of the December Plan Period in his or her sole discretion.

(h)	“Designated Subsidiary” shall have the meaning set forth in Section 3.

(i)	“Eligible Employee” shall mean any employee of the Corporation who satisfies the criteria set forth in Section 3 hereof.

(j)

“Enrollment Period” shall mean (i) for the December Plan Period, the period of time commencing the first Monday in the November preceding the December Plan Period and ending the close of business of the third Monday in November preceding the December Plan Period and (ii) for the June Plan Period, the period of time commencing the first Monday in the May preceding the June Plan Period and ending the close of business of the third Monday in May preceding the June Plan Period, provided that the Plan Manager shall have the authority to change the start and/or end date of any Enrollment Period in his or her sole discretion.

(k)	“Exercise Date” shall mean the last day of the Plan Period.

(l)

“June Plan Period” shall mean the Plan Period commencing on June 1 and ending on November 30, provided that the Plan Manager shall have the authority to change the start and/or end date of the December Plan Period in his or her sole discretion.

(m)	“Offering Commencement Date” shall mean the first day of the Plan Period.

(n)	“Option” shall have the meaning set forth in Section 10(a).

(o)	“Option Price” shall have the meaning set forth in Section 10(b).

(p)	“Participant” shall mean an Eligible Employee who elects to participate in the Plan.

(q)	“Plan Manager” shall mean the chief executive officer of the Corporation hereof.

(r)	“Plan Period” shall have the meaning set forth in Section 4.

(s)	“Plan Year” shall mean the twelve (12) consecutive month period beginning December 1 and ending the following November 30.

(t)	“Reorganization Event” shall have the meaning set forth in Section 16(b)(i).

2.

Administration. The Plan shall be administered by the Board or, to the extent delegated by the Board, by the Committee. The Board or the Committee has authority to make rules and regulations for the administration of the Plan and its interpretation and decisions with regard thereto shall be final and conclusive. To the extent permitted by applicable law, the Board and the Committee shall have the authority to delegate to the Plan Manager such authority with respect to the administration of the Plan as the Board or the Committee, in its sole discretion, deems advisable from time to time.

3.

Eligibility. All employees of the Corporation and all employees of any subsidiary of the Corporation (as defined in Section 424(f) of the Code) designated by the Board or the Committee from time to time (a “Designated Subsidiary”), are eligible to participate in Offerings of Options (as defined in Section 10) to purchase Common Stock under the Plan provided that:

(a)	they are customarily employed by the Corporation or a Designated Subsidiary for more than 20 hours a week and for more than five months in a calendar year; and

(b)	they are employees of the Corporation or a Designated Subsidiary not later than the last day of the Enrollment Period for the next applicable Plan Period.

No employee may be granted an Option hereunder if such employee, immediately after the Option is granted, owns 5% or more of the total combined voting power or value of the stock of the Corporation or any subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of an employee, and all stock that the employee has a contractual right to purchase shall be treated as stock owned by the employee.

The Corporation retains the discretion to determine which eligible employees may participate in an offering pursuant to and consistent with Treasury Regulation Sections 1.423-2(e) and (f).

4.

Offerings. The Corporation shall make one or more offerings per Plan Year to employees to purchase stock under this Plan. Each offering shall extend for a six (6) month period referred to as a “Plan Period” during which payroll deductions shall be made pursuant to Section 6 hereof and held for the purchase of Common Stock at the end of the Plan Period. The Plan Manager may, at its discretion, choose a different Plan Period of twelve (12) months or less for subsequent Offerings and/or choose a different commencement date for Offerings under the Plan.

5.

Participation. An Eligible Employee may participate in an Offering by completing and forwarding either a written or electronic payroll deduction authorization form to the employee’s appropriate payroll office prior to the expiration of the applicable Enrollment Period preceding a Plan Period. The form shall authorize a regular payroll deduction from the Compensation received by the employee during the Plan Period. Unless an employee files a new form or withdraws from the Plan, his or her deductions shall continue at the same rate for future Offerings under the Plan as long as the Plan remains in effect.

6.

Deductions. The Corporation shall maintain payroll deduction accounts for all Participants. With respect to any Offering made under this Plan, a Participant may authorize a payroll deduction in any amount, expressed solely in whole percentages, of not less than one (1)% and not exceeding ten (10)% of the Compensation he or she receives during the Plan Period or such shorter period during which deductions from payroll are made. The Board or the Committee may, at its discretion, designate a lower maximum contribution rate.

7.

Deduction Changes. A Participant may discontinue his or her payroll deduction once during any Plan Period, by filing either a written or electronic new payroll deduction authorization form. However, a Participant may not increase his or her payroll deduction during a Plan Period. If a Participant elects to discontinue his or her payroll deductions during a Plan Period, but does not elect to withdraw his or her funds pursuant to Section hereof, funds deducted prior to his or her election to discontinue shall be applied to the purchase of Common Stock on the Exercise Date (as defined below).

8.

Interest. Interest shall not be paid on any employee accounts, except to the extent that the Board or the Committee, in its sole discretion, elects to credit employee accounts with interest at such rate as it may from time to time determine.

9.

Withdrawal of Funds. A Participant may at any time prior to the close of business on the day five (5) days prior to the Exercise Date and for any reason permanently draw out the balance accumulated in the Participant’s account and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Plan Period during which the employee withdrew his or her balance. The employee may participate in any subsequent Offering in accordance with terms and conditions established by the Board or the Committee.

10.	Purchase of Shares.

a.

Number of Shares. On the Offering Commencement Date of each Plan Period, the Corporation shall grant to each Participant an option (an “Option”) to purchase on the Exercise Date, at the Option Price, the largest number of whole shares of Common Stock which can be purchased with the deductions accumulated as of the Exercise Date; provided however the maximum number of Common Stock an eligible employee may purchase during each Plan Period shall be 800; provided, further, however, that no employee may be granted an Option which permits his or her rights to purchase Common Stock under this Plan and any other employee stock purchase plan (as defined in Section 423(b) of the Code) of the Corporation and its subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such Common Stock (determined at the date such Option is granted) for each calendar year in which the Option is outstanding at any time.

b.

Option Price. The “Option Price” shall be 85% of the closing price of the Common Stock on the Exercise Date. The closing price shall be (a) the closing price (for the primary trading session) on any national securities exchange on which the Common Stock is listed or (b) the average of the closing bid and asked prices in the over-the-counter-market, whichever is applicable, as published in The Wall Street Journal or another source selected by the Board or the Committee. If no sales of Common Stock were made on such a day, the price of the Common Stock shall be the reported price for the next preceding day on which sales were made.

c.

Exercise of Option. Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option at the Option Price on such date and shall be deemed to have purchased from the Corporation the number of whole shares of Common Stock reserved for the purpose of the Plan that his or her accumulated payroll deductions on such date shall pay for, but not in excess of the maximum numbers determined in the manner set forth above.

d.

Return of Unused Payroll Deductions. Any balance remaining in an employee’s payroll deduction account at the end of a Plan Period shall be automatically refunded to the employee, except that any balance that is less than the purchase price of one share of Common Stock shall be carried forward into the employee’s payroll deduction account for the following Offering, unless the employee elects not to participate in the following Offering under the Plan, in which case the balance in the employee’s account shall be refunded.

11.

Issuance of Certificates. Certificates representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or (in the Corporation’s sole discretion) in the name of a brokerage firm, bank, or other nominee holder designated by the employee. The Corporation may, in its sole discretion and in compliance with applicable laws, authorize the use of book entry registration of shares in lieu of issuing stock certificates.

12.

Rights on Retirement, Death or Termination of Employment. If a Participant’s employment ends before the last business day of a Plan Period, no payroll deduction shall be taken from any pay then due and owing to the employee and the balance in the Participant’s account shall be paid to the Participant. In the event of the Participant’s death before the last business day of a Plan Period, the Corporation shall, upon notification of such death, pay the balance of the Participant’s account (a) to the executor or administrator of the employee’s estate or (b) if no such executor or administrator has been appointed to the knowledge of the Corporation, to such other person(s) as the Corporation may, in its discretion, designate. If, before the last business day of the Plan Period, the Designated Subsidiary by which a Participant is employed ceases to be a subsidiary of the Corporation, or if the Participant is transferred to a subsidiary of the Corporation that is not a Designated Subsidiary, the Participant shall be deemed to have terminated employment for the purposes of this Plan.

13.

Optionees Not Stockholders. Neither the granting of an Option to an employee nor the deductions from his or her pay shall make such employee a stockholder of the shares of Common Stock covered by an Option under this Plan until he or she has purchased and received such shares.

14.

Options Not Transferable. Options under this Plan are not transferable by a Participant other than by shall or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

15.	Application of Funds. All funds received or held by the Corporation under this Plan may be combined with other corporate funds and may be used for any corporate purpose.

16.	Adjustment for Changes in Common Stock and Certain Other Events.

a.

Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under this Plan, (ii) the share limitations set forth in Section 10, and (iii) the Option Price shall be equitably adjusted to the extent determined by the Board or the Committee.

b.	Reorganization Events.

i.

Definition. A “Reorganization Event” shall mean: (1) any merger or consolidation of the Corporation with or into another entity as a result of which all of the Common Stock of the Corporation is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (2) any exchange of all of the Common Stock of the Corporation for cash, securities or other property pursuant to a share exchange or other transaction or (3) any liquidation or dissolution of the Corporation.

ii.

Consequences of a Reorganization Event on Options. In connection with a Reorganization Event, the Board or the Committee may take any one or more of the following actions as to outstanding Options on such terms as the Board or the Committee determines: (1) provide that Options shall be assumed, or substantially equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (2) upon written notice to employees, provide that all outstanding Options shall be terminated immediately prior to the consummation of such Reorganization Event and that all such outstanding Options shall become exercisable to the extent of accumulated payroll deductions as of a date specified by the Board or the Committee in such notice, which date shall not be less than ten (10) days preceding the effective date of the Reorganization Event, (3) upon written notice to employees, provide that all outstanding Options shall be cancelled as of a date prior to the effective date of the Reorganization Event and that all accumulated payroll deductions shall be returned to participating employees on such date, (4) in the event of a Reorganization Event under the terms of which holders of Common Stock shall receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the “Acquisition Price”), change the last day of the Plan Period to be the date of the consummation of the Reorganization Event and make or provide for a cash payment to each employee equal to (A) (1) the Acquisition Price times (2) the number of shares of Common Stock that the employee’s accumulated payroll deductions as of immediately prior to the Reorganization Event could purchase at the Option Price, where the Acquisition Price is treated as the fair market value of the Common Stock on the last day of the applicable Plan Period for purposes of determining the Option Price under Section 10(b) hereof, and where the number of shares that could be purchased is subject to the limitations set forth in Section 10(a), minus (B) the result of multiplying such number of shares by such Option Price, (5) provide that, in connection with a liquidation or dissolution of the Corporation, Options shall convert into the right to receive liquidation proceeds (net of the Option Price thereof) and (6) any combination of the foregoing.

For purposes of clause (1) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each share of Common Stock subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Corporation may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of such number of shares of common stock of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

17.

Amendment of the Plan. The Board may at any time, and from time to time, amend or suspend this Plan or any portion thereof, except that (a) if the approval of any such amendment by the shareholders of the Corporation is required by Section 423 of the Code, such amendment shall not be effected without such approval, and (b) in no event may any amendment be made that would cause the Plan to fail to comply with Section 423 of the Code.

18.

Insufficient Shares. If the total number of shares of Common Stock specified in elections to be purchased under any Offering exceeds the number of shares remaining available for issuance under this Plan, the Plan Manager shall only issue to Participants in that Offering that number of shares remaining available for issuance on a pro-rata basis. The number of shares to be issued to each Participant shall be based on the proportion of

(i)	such Participant’s payroll deductions accumulated as of the applicable Offering Date to

(ii)	the aggregate payroll deductions accumulated as of the applicable Offering Date for such Offering.

19.	Termination of the Plan. This Plan may be terminated at any time by the Board. Upon termination of this Plan all amounts in the accounts of Participants shall be promptly refunded.

20.

Governmental Regulations. The Corporation’s obligation to sell and deliver Common Stock under this Plan is subject to listing on a national stock exchange (to the extent the Common Stock is then so listed or quoted) and the approval of all governmental authorities required in connection with the authorization, issuance or sale of such stock.

21.	Governing Law. The Plan shall be governed by Delaware law except to the extent that such law is preempted by federal law.

22.	Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock or from any other proper source.

23.

Notification upon Sale of Shares. Each employee agrees, by entering the Plan, to promptly give the Corporation notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased.

24.

Grants to Employees in Foreign Jurisdictions. The Corporation may, to comply with the laws of a foreign jurisdiction, grant Options to employees of the Corporation or a Designated Subsidiary who are citizens or residents of such foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) with terms that are less favorable (but not more favorable) than the terms of Options granted under the Plan to employees of the Corporation or a Designated Subsidiary who are resident in the United States. Notwithstanding the preceding provisions of this Plan, employees of the Corporation or a Designated Subsidiary who are citizens or residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from eligibility under the Plan if (a) the grant of an Option under the Plan to a citizen or resident of the foreign jurisdiction is prohibited under the laws of such jurisdiction or (b) compliance with the laws of the foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code. The Corporation may add one or more appendices to this Plan describing the operation of the Plan in those foreign jurisdictions in which employees are excluded from participation or granted less favorable Options.

25.

Authorization of Sub-Plans. The Board may from time to time establish one or more sub-plans under the Plan with respect to one or more Designated Subsidiaries, provided that such sub-plan complies with Section 423 of the Code.

26.

Withholding. If applicable tax laws impose a tax withholding obligation, each affected employee shall, no later than the date of the event creating the tax liability, make provision satisfactory to the Board for payment of any taxes required by law to be withheld in connection with any transaction related to Options granted to or shares acquired by such employee pursuant to the Plan. The Corporation may, to the extent permitted by law, deduct any such taxes from any payment of any kind otherwise due to an employee.

27.

Effective Date and Approval of Shareholders. The Plan shall take effect on May 17, 2012 subject to approval by the shareholders of the Corporation as required by Section 423 of the Code, which approval must occur within twelve months of the adoption of the Plan by the Board.

Adopted by the Board of Directors on March 5, 2012

Approved by the stockholders on May 17, 2012

Amended by the Board of Directors on March 20, 2014

Amended by the Board of Directors on March 22, 2023

Approved by the stockholders on May 25, 2023